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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

   Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                        Commission File Number: 333-51464

                 RELIANT ENERGY MID-ATLANTIC POWER HOLDINGS, LLC
             (Exact name of registrant as specified in its charter)

                                 1111 LOUISIANA
                              HOUSTON, TEXAS 77002
                                 (713) 207-3000
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

           8.554% SERIES A EXCHANGE PASS THROUGH CERTIFICATES DUE 2005 9.237% SERIES B EXCHANGE PASS THROUGH CERTIFICATES DUE 2017
           9.681% SERIES C EXCHANGE PASS THROUGH CERTIFICATES DUE 2026
      LEASE OBLIGATIONS OF RELIANT ENERGY MID-ATLANTIC POWER HOLDINGS, LLC
        GUARANTEES BY THE SUBSIDIARY GUARANTORS OF THE LEASE OBLIGATIONS

            (Title of each class of securities covered by this Form)

                                      NONE
       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

         Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)  [ ]
                  Rule 12g-4(a)(1)(ii) [ ]     Rule 12h-3(b)(1)(ii) [ ]
                  Rule 12g-4(a)(2)(i)  [ ]     Rule 12h-3(b)(2)(i)  [ ]
                  Rule 12g-4(a)(2)(ii) [ ]     Rule 12h-3(b)(2)(ii) [ ]
                  Rule 12h-3(b)(1)(i)  [ ]     Rule 15d-6           [X]

         Approximate number of holders of record as of January 1, 2002:  20

         Pursuant to the requirements of the Securities Exchange Act of 1934, Reliant Energy Mid-Atlantic Power Holdings, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

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Date: May 20, 2002                       By: /s/ Curtis A. Morgan
                                            ------------------------------------
                                             Curtis A. Morgan
                                             President and Manager